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                             April 8, 2022

       R. Ramin Kamfar
       Chief Executive Officer
       Bluerock Homes Trust, Inc.
       1345 Avenue of the Americas, 32nd Floor
       New York, NY 10105

                                                        Re: Bluerock Homes
Trust, Inc.
                                                            Form 10-12B
                                                            Filed March 9, 2022
                                                            File No. 001-41322

       Dear Mr. Kamfar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our letter dated February 4,
       2022.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12B filed March 9, 2022

       Unaudited Pro Forma Combined Statement of Operations, page 82

   1. We note the line caption interest income from related parties is not consistent with the caption interest income
from loan investments on page F-4. Please advise or revise for consistency.
       Adjustments to the Unaudited Pro Forma Combined Statement of Operations, page 85

   2. We note your response to our prior comment 7 and your revisions to your filing. With respect to the revenues
and expenses in adjustment a, please address the following:
                                                            Please tell us and
expand your disclosure to further clarify from where the amounts were derived and
clarify the nature of and basis for any adjustments made to such amounts.
 R. Ramin Kamfar
FirstName   LastNameR.   Ramin Kamfar
Bluerock Homes    Trust, Inc.
Comapany
April       NameBluerock Homes Trust, Inc.
       8, 2022
April 28, 2022 Page 2
Page
FirstName LastName
                Please tell us why these amounts are not based on the actual revenues earned and the actual expenses incurred, if true.
                Please tell us how you determined that the amounts reflected for such revenues and expenses comply with Article 11 of Regulation S-X.
3. We note your adjustment c for management fees. Please revise your disclosure to indicate how both property management and asset management fees are calculated. In addition, please tell us which agreement(s) contains terms for these fees. Management's Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations and Core Funds from Operations Attributable to Common Stockholders and Unitholders, page 99

4. We note your adjustments are on a pro-rata basis to arrive at FFO attributable to Bluerock
         Homes and CFFO attributable to Bluerock Homes. Please tell us how you determined it was appropriate to aggregate such adjustments on a pro-rata basis. Alternatively, revise your filing to present these adjustments on a gross basis. For example purposes only, please revise to present a line item for the adjustment for total real estate depreciation and amortization and a separate line item for the portion of real estate depreciation and amortization allocated to noncontrolling interests.
Business and Properties, page 102

5. We note your amended disclosure in response to comment 9 from our previous letter.
         Please revise to clarify what is meant by "scattered." For example, clarify whether you mean that the homes are not always part of a single community or development. Please also explain what a "first-ring suburban market" is, and identify any major metropolitan areas that are accessible from the suburban markets where your scattered homes are located, or that you may be targeting for additional acquisitions. Please also clarify what the operational, financial or other effect is of aggregating these homes into large portfolios.
6. We note your amended disclosure in response to comment 10 from our previous letter.
         We reissue the comment in part. Please quantify, either in a range or as a specific number, the average cost associated with making a recently acquired home rent-
         ready. We understand that there may be significant variance in cost across homes depending upon a number of factors.
7. We note your amended disclosure in response to comment 11 from our previous letter.
         On page 102 you provide that most properties are rent ready and do not require renovations, but you also provide that some properties have renovations planned. Please revise this section, in accordance with comment 11, to identify the properties that require renovations and quantify the costs of the planned renovations.
 R. Ramin Kamfar
FirstName   LastNameR.   Ramin Kamfar
Bluerock Homes    Trust, Inc.
Comapany
April       NameBluerock Homes Trust, Inc.
       8, 2022
April 38, 2022 Page 3
Page
FirstName LastName
Property Management and Leasing, page 121

8. We note your amended disclosure in response to comment 13 from our previous letter.
         We reissue the comment in part. Please further revise your disclosure to include any requirements or characteristics you or your property managers have with respect to tenants. For example, requirements or characteristics such as tenant age, income coverage, number of adults per home, and household income.
Combined Financial Statements, page F-1

9. We note your response to our comment 15, and that six single-family properties
         (collectively, the "Relevant Properties") acquired during the fiscal year ended December
         31, 2021 exceeded 20% of the total assets of the Predecessor Entity as of December 31,
         2020. With respect to the Relevant Properties, please address the following:
             Please tell us which of the Relevant Properties was acquired from a seller that was not a small business owner and that you might potentially be able to obtain the information necessary to prepare Rule 3-14 financial statements.
             Please tell us what steps were taken to request financial information that would be necessary to prepare Rule 3-14 financial statements.
             Please clarify for us what is meant by sellers being "incentivized by the sale process"
              to provide financial information that would be necessary to prepare Rule 3-14 financial statements. In your response, please clarify if providing such information was required by the purchase and sale agreement.
             We note adjustment a to your pro forma financial information described on page 85.
              Please tell us what historical financial information, if any, was received from the sellers of the Relevant Properties.
             Please elaborate on the prior rental history of the two Relevant Properties that are in the category of Build-to-Rent. In this regard, please tell us which periods during
              2020 until acquisition in 2021 that such properties were in development, in lease up, and stabilized, as well as your determination of what qualifies as stabilized. In your response, please provide occupancy information, if known, throughout 2020 through and including the period in 2021 prior to acquisition.
             Please elaborate on the prior rental history of the four Relevant Properties that are in the category of Scattered Site-Clustered. In your response, please provide occupancy information, if known, throughout 2020 through and including the period in 2021 prior to acquisition. In addition, please clarify if any of these Relevant Properties were undergoing renovations during 2020, during 2021 prior to acquisition, or subsequent to acquisition.
             Please clarify for us whether you believe the historical performance of the
              Relevant Properties is or is not representative of future operations, and how you made your determination.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 R. Ramin Kamfar
Bluerock Homes Trust, Inc.
April 8, 2022
Page 4

action by the staff.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameR. Ramin Kamfar                         Sincerely,
Comapany NameBluerock Homes Trust, Inc.
                                                          Division of
Corporation Finance
April 8, 2022 Page 4                                      Office of Real Estate
& Construction
FirstName LastName